iaNett International Systems Ltd.
formerly WSi Interactive Corp.
("IaNett" or the "Company")
Suite 500 - 750 West Pender Street
Vancouver, B.C., V6C 2T7

News Release
November 15th, 2001	CDNX: OTC: FWB:	INE INEFF IAN

CERTIFICATE OF FULL PERFORMANCE OF PROPOSAL
ISSUED FROM TRUSTEE, KPMG, INC.

Vancouver, B.C. - IaNett International Systems Ltd. is pleased to announce that the Company completed its formal proposal (the "Proposal") to creditors made under the Bankruptcy Act as announced July 4, 2001, and the Certificate of Full Performance of Proposal was issued, from the trustees, KPMG, Inc., on November 13th, 2001. No further claims will be accepted under the Proposal.

The Proposal to creditors was made pursuant to the provisions of the Bankruptcy and Insolvency Act, RSC 1985, C. B-3, as amended. The creditors at a meeting held on August 2, 2001 unanimously approved the Proposal, and, court approval was obtained on August 24, 2001. The details of the Proposal were as follows:

  any creditor with a provable claim in excess of $1,000 or less (or is prepared to settle its claim for $1,000) will receive payment of its provable claim in full;
  any creditor with a provable claim in excess of $1,000 will receive 25% of that General Creditors provable claim, in full and final satisfaction of that General Creditor's Provable Claim; or
  in the alternative to 1. or 2. a Creditor may choose to convert their provable claims into common shares in the capital of the Issuer, with such restriction as may be imposed by the relevant regulatory authorities, at a conversion price of $0.18 per share. The conversion price was calculated at the closing price of the Issuer's shares as listed on the CDNX as at July 4, 2001, the date when the Notice of Intention to File a Proposal was filed.

The accepted Proposal by the Creditors was as follows:

  A total of $136,618.23 in cash payments was made to certain creditors to settle an aggregate of $459,067.40 of outstanding debt;
  A total of 5,469,477 common shares at a deemed price of $0.18 per share was made to certain creditors to settle an aggregate of $984,505.86 of outstanding debt. Regulatory approval was obtained from the CDNX on October 18, 2001
Under the terms of the Act, a levy of 5% payable in cash and shares was paid to the Receiver General of Canada. The levy was taken proportionately from each creditor.

To receive information on the company by e-mail, please forward your Internet address to info@ianett.com
Investor Relations Toll Free: [1-888-388-4636]

ON BEHALF OF THE COMPANY
Theo Sanidas,
President

This news release may contain forward-looking statements that involve risk and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.